

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2022

Jin Huang
Chief Executive Officer
Ambow Education Holding Ltd.
12th Floor, Tower 1, Financial Street,
Chang'an Center,
Shijingshan District, Beijing 100043
People's Republic of China

       Re: Ambow Education Holding Ltd.
          Amendment No. 4 to Registration Statement on Form F-3
          Filed October 14, 2022
          File No. 333-264878

Dear Jin Huang:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 30, 2022 letter.

Amendment No. 4 to Registration Statement on Form F-3 filed October 14, 2022

Cover page

1.   Your discussion of dividends and distributions should not be qualified by materiality. Please revise to remove your reference to the lack of "material" transfers and make appropriate revisions to your disclosure here and on page 9.

2.   Your discussion of the limitations on cash transfers appears to discuss solely those in the PRC. Revise to also discuss limitations applicable to Hong Kong, given your Hong Kong subsidiary. Please make consistent revisions on page 9.

Risk Factors, page 17

3. Revise to include risk factor disclosure, if material, about the laws and regulations in Hong Kong that are applicable to you and your operations where they result in oversight over data security, how this oversight impacts your business and the offering and to what extent you believe that you are compliant with the regulations.

General

4. Please revise to include a separate "Enforceability" section consistent with Item 101(g) of Regulation S-K. In doing so, identify the officers and directors located in the PRC or Hong Kong.

   Please contact Jennie Beysolow at 202-551-8108 or Mara Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Tahra Wright, Esq.